As filed with the Securities and Exchange Commission on September 8, 2025

Registration No. 333-269485

Registration No. 333-288890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 9

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Can-Fite BioPharma Ltd.

(Exact name of registrant as specified in its charter)

State of Israel	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

26 Ben Gurion Street

Ramat Gan

5257346, Israel

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue

Newark, Delaware 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary Emmanuel, Esq. Eyal Peled, Esq. Greenberg Traurig, P.A. One Azrieli Center Round Tower, 30th Floor 132 Menachem Begin Rd Tel Aviv, Israel 6701101 +1 212 801 9337	Ronen Kantor, Adv. Doron, Tikotzky, Kantor, Gutman, Ness, Amit Gross and Co. B.S.R. 4 Tower, 33rd Floor 7 Metsada Street Bnei Brak 5126112 Israel Tel: +972-3-613-3371

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This registration statement relates to, and shall act, upon effectiveness, as Post-Effective Amendment No. 9 on Form F-1 to the Registration Statement on Form F-1 (File No. 333-269485), or the February 2023 Registration Statement, containing an updated prospectus with respect to the resale by the selling shareholders named therein of up to an aggregate of 28,636,500 ordinary shares represented by 95,455 American Depository Shares, or ADSs, issuable upon the exercise of placement agent warrants issued in connection with a registered direct offering in January 2023, or the RD Offering, and a private placement to the same purchaser as in the RD Offering, or the PIPE Offering.

Second, this registration statement relates to, and shall act, upon effectiveness, as Post-Effective Amendment No. 3 on Form F-1 to the Registration Statement on Form F-1 (File No. 333-288890), or the July 2025 Registration Statement. The July 2025 Registration Statement originally covered a public offering of up to an aggregate of 6,939,999,600 ordinary shares represented by 23,133,332 ADSs, consisting of: (i) 4,999,999,800 ordinary shares represented by 16,666,666 ADSs issuable upon the exercise of common warrants issued in a private placement in July 2025, or the July 2025 Offering, (ii) 1,764,999,900 ordinary shares represented by 5,883,333 ADSs issuable upon the exercise of pre-funded warrants issued in the July 2025 Offering, and (iii) 174,999,900 ordinary shares represented by 583,333 ADSs issuable upon the exercise of placement agent warrants issued in connection with the July 2025 Offering. This Post-Effective Amendment covers the sale of ordinary shares underlying the ADSs issuable from time to time upon exercise of such pre-funded warrants, common warrants and placement agent warrants that remain unexercised as of the date hereof.

This registration statement contains a combined prospectus relating to the securities described in the two immediately preceding paragraphs. Pursuant to Rule 429, this registration statement constitutes a post-effective amendment to the February 2023 Registration Statement and the July 2025 Registration Statement, collectively, the Prior Registration Statements, with respect to the unsold shares registered for resale in the February 2023 Registration Statement and the offer and sale of ordinary shares underlying the ADSs issuable from time to time upon exercise of the common warrants, pre-funded warrants and placement agent warrants that were issued in the July 2025 Registration Statement and that remain unexercised as of the date hereof.

The information included in this filing updates the Prior Registration Statements and the prospectuses contained therein. No additional securities covered by such Prior Registration Statements are being registered in this Post-Effective Amendment No. 9. All filing fees payable in connection with the registration of the securities covered by such Prior Registration Statements were paid at the respective times of the original filings of the Prior Registration Statements.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED SEPTEMBER 8, 2025

6,968,636,100 Ordinary Shares represented by 23,228,787 American Depositary Shares

This prospectus relates to (I) the resale, by the selling shareholders identified in this prospectus, of up to 28,636,500 ordinary shares represented by 95,455 ADSs, or the resale ADSs, issuable upon the exercise of placement agent warrants issued in connection with the RD Offering, and (II) an aggregate of 6,939,999,600 ordinary shares represented by 23,133,332 ADSs previously registered in a Registration Statement on Form F-1 (File No. 333-288890), consisting of (i) 4,999,999,800 ordinary shares represented by 16,666,666 ADSs issuable upon the exercise of warrants issued in the July 2025 Offering, (ii) 1,764,999,900 ordinary shares represented by 5,883,333 ADSs issuable upon the exercise of pre-funded warrants issued in the July 2025 Offering, and (iii) 174,999,900 ordinary shares represented by 583,333 ADSs issuable upon the exercise of placement agent warrants issued in connection with the July 2025 Offering.

The selling shareholders are identified in the table commencing on page 10. Each ADS represents three hundred (300) ordinary shares. No ADSs are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants if the holders do not exercise the warrants on a cashless basis. See “Use of Proceeds.”

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

Our ADSs are listed on the NYSE American under the symbol “CANF”. On September 5, 2025, the closing price of our ADSs on the NYSE American was $0.65 per ADS. Our ordinary shares also trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “CANF”. On September 7, 2025, the last reported sale price of our ordinary shares on the TASE was NIS 0.01 or $0.0030 per share (based on the exchange rate reported by the Bank of Israel on September 5, 2025).

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus to read about factors you should consider before purchasing any of our securities.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2025.

i

About This Prospectus

This prospectus is part of a registration statement that we filed with the SEC. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website or its offices described below under the heading “Where You Can Find More Information”.

You should rely only on the information that is contained in this prospectus or that is incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is in addition to or different from that contained in, or incorporated by reference into, this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not offering to sell or solicit any security other than the ordinary shares represented by ADSs offered by this prospectus. In addition, we are not offering to sell or solicit any securities to or from any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction. The information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated herein by reference as exhibits to the registration statement, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

Our financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them

In this prospectus, unless the context otherwise requires:

●	references to “ADSs” refer to American Depositary Shares representing ordinary shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

ii

●	references to the “Company,” “we,” “our” and “Can-Fite” refer to Can-Fite BioPharma Ltd. and its consolidated subsidiary;

●	references to the “Companies Law” or “Israeli Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

●	references to “dollars,” “U.S. dollars,” “USD” and “$” are to United States Dollars;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “ordinary shares,” “our shares” and similar expressions refer to our ordinary shares, no par value;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

On January 9, 2023, we effected a change in the ratio of our ADSs to ordinary shares from one (1) ADS representing thirty (30) ordinary shares to a new ratio of one (1) ADS representing three hundred (300) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-ten reverse ADS split. All ADS and related option and warrant information presented in this prospectus have been retroactively adjusted to reflect the reduced number of ADSs and the increase in the ADS price which resulted from this action. Unless otherwise indicated, in this prospectus fractional ADSs have been rounded to the nearest whole number.

We have not taken any action to permit a public offering of the securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of this prospectus outside of the United States.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in our securities. You should read this summary together with the entire prospectus, including the risks related to our business, our industry, investing in our ordinary shares and our location in Israel, that we describe under “Risk Factors” and our consolidated financial statements and the related notes before making an investment in our securities.

Overview

We are an advanced clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

July 2025 Financing

On July 28, 2025, we offered and sold in a public offering an aggregate of (i) 375,000,000 ordinary shares represented by 1,250,000 ADSs, (ii) pre-funded warrants, or the July 2025 Pre-Funded Warrants, to purchase up to 2,124,999,900 ordinary shares represented by 7,083,333 ADSs, (iii) common warrants, or the July 2025 Common Warrants, to purchase up to 4,999,999,800 ordinary shares represented by 16,666,666 ADSs, at a combined public offering price of $0.60 per ADS and accompanying July 2025 Common Warrant, and $0.599 per July 2025 Pre-Funded Warrant and accompanying July 2025 Common Warrant, resulting in gross proceeds (without taking into account any proceeds from any future exercises of July 2025 Pre-funded Warrants or July 2025 Common Warrants) of approximately $5.0 million. We paid an aggregate of cash fees equal to 7.0% of the aggregate gross proceeds raised in the July 2025 Offering, a management fee of 1.0% of the aggregate gross proceeds raised in the July 2025 Offering, a non-accountable expense allowance of $50,000, up to $100,000 for expenses of legal counsel and other out-of-pocket expenses and clearing fees of $15,950. The placement agent also received placement agent warrants equal to 7.0% of the sum of the ADSs and July 2025 Pre-Funded Warrants which were sold in the July 2025 Offering, or 174,999,900 ordinary shares represented by 583,333 ADSs, which have substantially the same terms as the July 2025 Common Warrants issued and sold in the July 2025 Offering, except that the placement agent warrants have an exercise price of $0.75 per ADS (representing 125% of the combined public offering price per ADS and accompanying July 2025 Common Warrant).

In August 2025, July 2025 Pre-Funded warrants to purchase 360,000,000 ordinary shares represented by 1,200,000 ADSs were exercised.

January 2023 Financing

On January 11, 2023, we entered into a securities purchase agreement, or the RD Purchase Agreement, pursuant to which we agreed to sell and issue in a registered direct offering, or the Registered Direct Offering, an aggregate of 90,000,000 ordinary shares, or the RD Shares, represented by 300,000 ADSs, and pre-funded warrants, or the Pre-funded Warrants, to purchase up to 210,000,000 ordinary shares represented by 700,000 ADSs, and, in a concurrent private placement, unregistered warrants to purchase up to 600,000,000 ordinary shares represented by 2,000,000 ADSs, or the RD Warrants, consisting of Series A warrants, or the Series A Warrants, to purchase up to 300,000,000 ordinary shares represented by 1,000,000 ADS, and Series B warrants, or the Series B Warrants, to purchase up to 300,000,000 ordinary shares represented by 1,000,000 ADSs, at an offering price of $6.00 per Series A Warrant and $5.50 per Series B Warrant per RD Share and associated Series A and Series B warrants and an offering price of $5.499 per Pre-funded Warrant.

In addition, we entered into a securities purchase agreement, or the PIPE Purchase Agreement, and together with the RD Purchase Agreement, the Purchase Agreements, pursuant to which we agreed to sell and issue in a private placement, or the PIPE Offering, and together with the Registered Direct Offering, the January 2023 Offerings, unregistered Pre-funded Warrants to purchase up to 109,091,100 ordinary shares represented by 363,637 ADSs, and unregistered warrants to purchase up to an aggregate of 218,182,200 ordinary shares represented by 727,274 ADSs, or the PIPE Warrants, and together with the RD Warrants, the Warrants, consisting of Series A Warrants to purchase up to 109,091,100 ordinary shares represented by 363,637 ADSs and Series B Warrants to purchase up to 109,091,100 ordinary shares represented by 363,637 ADSs, at an offering price of $5.499 per Pre-funded Warrant and associated Series A and Series B warrants.

The Pre-funded Warrants were immediately exercisable at an exercise price of $0.001 per ADS and will not expire until exercised in full. The Series A and Series B warrants were immediately exercisable upon issuance. The Series A Warrants initially had an exercise price of $6.00 per ADS and were exercised at a reduced exercise price of $1.53 in connection with the Warrant Repricing (as defined below), and the Series B Warrants initially had an exercise price of $5.50 per ADS, which was reduced to $1.75 in the Warrant Repricing (as defined below), subject to adjustment as set forth therein. The Series A Warrants have a term of five and one-half years from the date of issuance and the Series B Warrants initially had a term of 20 months from the date of issuance, which was extended to twenty months from the closing date of the Warrant Repricing (as defined below). The Warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs and ordinary shares underlying the Warrants.

In connection with the PIPE Purchase Agreement, we entered into a registration rights agreement, or the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we are required to file a resale registration statement, or the Registration Statement with the SEC to register for resale of the ordinary shares represented by ADSs issuable upon exercise of the unregistered Pre-funded Warrants and Warrants, within 20 days of the signing date of the PIPE Purchase Agreement, or the Signing Date, and to have such Registration Statement declared effective within 60 days after the Signing Date in the event the Registration Statement is not reviewed by the SEC, or 90 days of the Signing Date in the event the Registration Statement is reviewed by the SEC. We will be obligated to pay certain liquidated damages if we fail to file the Registration Statement when required, fail to cause the Registration Statement to be declared effective by the SEC when required, of if we fail to maintain the effectiveness of the Registration Statement.

The Purchase Agreements and the Registration Rights Agreements also contain representations, warranties, indemnification and other provisions customary for transactions of this nature. We also amended certain warrants to purchase up to an aggregate of 600,000 ADSs that were issued in December 2021 to the investor in the January 2023 offering and private placement by reducing the exercise prices from $20.00 per ADS to $5.50 per ADS. In addition, subject to limited exceptions, the Purchase Agreements provide that for a period of one year following the effective date of the Registration Statement, we will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreements. In addition, pursuant to the Purchase Agreements, we agreed to abide by certain customary standstill restrictions for a period of sixty (60) days following the effective date of the Registration Statement.

Aggregate gross proceeds to us in respect of the January 2023 Offerings (assuming full exercise of Pre-funded Warrants and no exercise of the Warrants) was approximately $7.5 million, before deducting fees payable to the placement agent and other offering expenses payable by us. The January 2023 Offerings closed on January 13, 2023.

We entered into a letter agreement, or the Engagement Agreement, with H.C. Wainwright & Co., LLC or Wainwright, pursuant to which Wainwright agreed to serve as the exclusive placement agent for us in connection with the January 2023 Offerings. We paid Wainwright a cash placement fee equal to 7% of the aggregate gross proceeds raised in the January 2023 Offerings, a management fee of 1% of the aggregate gross proceeds raised in the January 2023 Offerings, a non-accountable expense allowance of $75,000 and clearing fees of $15,950. Wainwright also received placement agent warrants, or the Placement Agent Warrants, on substantially the same terms as the Series A Warrants issued in the Offering in an amount equal to 7% of the aggregate number of ordinary shares represented by ADSs and ADSs issuable upon exercise of the Pre-funded Warrants sold in the January 2023 Offerings, or 28,636,500 ordinary shares represented by 95,455 ADSs, at an exercise price of $6.875 per ADS and a term expiring on January 11, 2028.

On November 21, 2023, we entered into an inducement offer letter agreement, or the Inducement Letter, with a certain holder, or the Holder, of certain of our existing warrants consisting of (i) Series A Warrants to purchase up to 1,363,637 ADSs representing 409,091,100, or the Exercised Series A Warrants, and (ii) 600,000 ADSs representing 180,000,000 ordinary shares issued in December 2021 at an exercise price of $5.50 per ADS, or the December 2021 Warrants and together with the Exercised Series A Warrants, the November 2023 Exercised Warrants and such transaction contemplated by the Inducement Letter, the Warrant Repricing. Pursuant to the Inducement Letter, the Holder agreed to exercise for cash the November 2023 Exercised Warrants to purchase an aggregate of 1,963,637 ADSs representing 589,091,100 ordinary shares at a reduced exercise price of $1.53 per ADS in consideration of our agreement to issue new warrants to purchase ADSs, or the November 2023 New Warrants, to purchase up to an aggregate of 3,927,274 ADSs representing 1,178,182,200 ordinary shares at an exercise price of $1.75 per ADS (subject to adjustment as set forth therein). In addition, we also agreed to reduce the exercise price of certain Series B Warrants to purchase 1,363,637 ADSs representing 409,091,100 ordinary shares held by the Holder from $5.50 per ADS to $1.75 per ADS and extend the term of such Series B Warrants to twenty months from the closing date of the Warrant Repricing. We paid an aggregate of approximately $386,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 137,455 ADS on the same terms as the November 2023 New Warrants. In connection with the Warrant Repricing, the Series A Warrants that were issued in our January 2023 financing were exercised in full.

In connection with the January 2023 financing, the selling shareholders named in this prospectus may offer and sell up to an aggregate of 28,636,500 ordinary shares represented by 95,455 ADSs.

The selling shareholders are identified in the table commencing on page 10. Each ADS represents three hundred (300) ordinary shares. No ADSs are being registered hereunder for sale by us.

We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants if the holders do not exercise the warrants on a cashless basis. See “Use of Proceeds.”

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

The Offering

ADSs Offered

Up to an aggregate of up to 6,968,636,100 ordinary shares, no par value of Can-Fite Biopharma Ltd., represented by 23,228,787 ADSs consisting of (1) 28,636,500 ordinary shares represented by 95,455 ADSs issuable upon the exercise of placement agent warrants issued in connection with the RD Offering and PIPE Offering, or the January 2023 Offerings, and (2) 6,939,999,600 ordinary shares represented by 23,133,332 ADSs previously registered in a Registration Statement on Form F-1 (File No. 333-288890), consisting of (i) 4,999,999,800 ordinary shares represented by 16,666,666 ADSs issuable upon the exercise of common warrants issued in the July 2025 Offering, (ii) 1,764,999,900 ordinary shares represented by 5,883,333 ADSs issuable upon the exercise of pre-funded warrants issued in the July 2025 Offering, and (iii) 174,999,900 ordinary shares represented by 583,333 ADSs issuable upon the exercise of placement agent warrants issued in connection with the July 2025 Offering.

Ordinary Shares Outstanding at September 5, 2025	4,731,874,593 ordinary shares.

Use of proceeds

January 2023 Offerings

We will not receive any proceeds from the sale of the ordinary shares represented by resale ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by resale ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants and placement agent warrants if the selling shareholders do not exercise the warrants on a cashless basis. See the section of this prospectus titled “Use of Proceeds.”

July 2025 Offering

In the event of full exercise for cash of all of the common warrants, pre-funded warrants and placement agent warrants that remain outstanding, we will receive gross proceeds of approximately $5.0 million. We currently intend to use the net proceeds from the exercise of these warrants for research and development, general and administrative expenses, and for working capital purposes. See the section of this prospectus titled “Use of Proceeds.”

NYSE American Symbol for ADSs	CANF

Risk factors	Before investing in our securities, you should carefully read and consider the “Risk Factors” beginning on page 5 of this prospectus.

Unless otherwise indicated, the number of ordinary shares outstanding prior to and after this offering is based on 4,731,874,593 ordinary shares outstanding as of September 5, 2025, and excludes:

●

148,799,000 ordinary shares issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $0.03 per ordinary share (based on the exchange rate reported by the Bank of Israel on such date) equivalent to 495,997 ADSs at a weighted average exercise price of $8.68 per ADS;

●	7,812,288,900 ordinary shares represented by 26,040,963 ADSs issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.15 per ADS; and

●	1,764,999,900 ordinary shares represented by 5,883,333 ADSs issuable upon the exercise of outstanding pre-funded warrants at a weighted-average exercise price of $0.001 per ADS.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants described above and gives retroactive effect to the adjustment to the ratio of ADSs to ordinary shares from one ADS representing 30 ordinary shares to one ADS representing 300 ordinary shares effected on January 9, 2023.

RISK FACTORS

An investment in our securities involves significant risk. Before making an investment in our securities, you should carefully consider the risk factors set forth in our most recent Annual Report on Form 20-F on file with the SEC, which is incorporated by reference into this prospectus, as well as the following risk factors, which supplement or augment the risk factors set forth in our Annual Report on Form 20-F. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

The sale of a substantial amount of our ordinary shares or ADSs, including resale of the ADSs issuable upon the exercise of the warrants held by the selling shareholders in the public market could adversely affect the prevailing market price of our ADSs.

We are registering 6,968,636,100 ordinary shares represented by 23,228,787 ADSs issuable upon the exercise of warrants held by warrant holders, which include the selling shareholders. Sales of substantial amounts of shares of our ordinary shares or ADSs in the public market, or the perception that such sales might occur, could adversely affect the market price of our ordinary shares, and the market value of our other securities. We cannot predict if and when selling shareholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional ordinary shares or ADSs or other equity or debt securities convertible into ordinary shares or ADSs. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

Our headquarters are located in Israel and we conduct operations in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks.

As a result of the events of October 7, 2023 whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty, including our CEO who was called up for reserve service during which time he continued to perform his main work duties and has since been released from reserve service. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of the date hereof, we currently have five full-time employees, all of whom are located in Israel, and two external consultants, both of whom are located in the United States.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization), with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. The Israeli military conducted additional operations against Iranian assets. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. As a result, a broader regional conflict involving additional state and non-state actors remains a significant risk. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our clinical studies. Additionally, all of our manufacturing and supply of our drug candidates takes place outside of Israel. As such, our clinical and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the ceasefire declared collapses or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This prospectus identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward- looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward- looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to the Russian invasion of Ukraine;

●	risks related to not satisfying the continued listing requirements of NYSE American;

●	statements as to the impact of the political, economic and security situation in Israel on our business, including due to the current security situation in Israel; and

●	those factors referred to in “Risk Factors,” as well as in this prospectus generally.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

USE OF PROCEEDS

January 2023 Offering

We will not receive any proceeds from the sale of the ordinary shares represented by resale ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by resale ADSs covered by this prospectus will go to the selling shareholders. We expect that the selling shareholders will sell their ordinary shares represented by resale ADSs as described under “Plan of Distribution.”

We may receive proceeds from the exercise of the placement agent warrants and issuance of the resale ADSs to the extent that these warrants are exercised for cash. Warrants, however, are exercisable on a cashless basis under certain circumstances. If all of the warrants mentioned above were exercised (excluding warrants that have already been exercised) for cash in full, the proceeds would be approximately $0.7 million. We intend to use the net proceeds of such warrant exercise, if any, for research and development, general and administrative expenses, and for working capital purposes.

Pending application of the net proceeds for the purposes as described above, we expect to invest the net proceeds in short- term, interest-bearing securities, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government. We can make no assurances that any of the warrants and placement agent warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or in the period in which they will be exercised.

July 2025 Offering

In the event of full exercise for cash of all of the common warrants, pre-funded warrants and placement agent warrants that remain outstanding, we will receive gross proceeds of approximately $10.4 million. We cannot predict when or if the common warrants, pre-funded warrants and placement agent warrants will be exercised, or if they will be exercised for cash. It is possible that the common warrants, pre-funded warrants and placement agent warrants may expire and may never be exercised.

We currently intend to use the net proceeds from the exercise of the common warrants, pre-funded warrants and placement agent warrants for research and development, general and administrative expenses, and for working capital purposes. Accordingly, we retain broad discretion over the use of the net proceeds from the exercise of the common warrants, pre-funded warrants and placement agent warrants pursuant to this prospectus. The precise amount and timing of the application of such proceeds will depend upon our liquidity needs and the availability and cost of other capital over which we have little or no control.

Pending application of the net proceeds for the purposes as described above, we expect to invest the net proceeds in short- term, interest-bearing securities, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government. We can make no assurances that any of these warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or in the period in which they will be exercised.

CAPITALIZATION

The following table sets forth our capitalization:

●	on an actual basis as of June 30, 2025; and

●	on a pro forma adjusted basis, giving effect to the following events that occurred after June 30, 2025: (i) the issuance and sale in the July 2025 Offering of 1,250,000 ADSs and accompanying 2,500,000 July 2025 Common Warrants at the combined public offering price of $0.60 per ADS and 7,083,333 July 2025 Pre-Funded Warrants and accompanying 14,166,666 July 2025 Common Warrants at the combined public offering price of $0.599 per ADS, for aggregate gross proceeds of approximately $5.0 million, and assuming no exercise of any July 2025 Common Warrants, after deducting the estimated the placement agent’s fees and estimated offering expenses payable by us, and (ii) the issuance of 360,000,000 ordinary shares represented by 1,200,000 ADSs in connection with the exercise of 1,200,000 July 2025 Pre-funded Warrants exercise in August 2025 for aggregate gross proceeds of $0.0012 million, as if such events had occurred on June 30, 2025.

The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	As June 30, 2025
	(Actual)	(Pro Forma)
	(U.S.$	(U.S.$
	in thousands)	in thousands)
Non-current liabilities:	1,416	1,416

Shareholders’ equity:
Ordinary shares	-	-
Additional paid-in capital	174,294	178,534
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(171,237)	(171,237)

Total shareholder’s equity	4,184	8,424

Total capitalization (long-term liabilities and equity)	5,600	9,840

The number of the ordinary shares to be issued and outstanding immediately after this offering as shown above assumes that all of the ordinary shares offered hereby are sold and is based on 3,967,407,393 ordinary shares issued and outstanding as of June 30, 2025. This number excludes:

●	148,799,000 ordinary shares issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $0.03 per ordinary share (based on the exchange rate reported by the Bank of Israel on such date) equivalent to 495,997 ADSs at a weighted average exercise price of $8.68 per ADS; and

●	2,661,127,238 ordinary shares represented by 8,870,424 ADSs issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $2.50 per ADS.

SELLING SHAREHOLDERS

The ordinary shares represented by resale ADSs being offered by the selling shareholders are those ordinary shares represented by resale ADSs issuable upon exercise of warrants previously issued in connection with the January 2023 Financings. For additional information regarding the issuance of those resale ADSs and warrants to purchase resale ADSs, see “Prospectus Summary – January 2023 Financing,” above. We are registering the ordinary shares represented by resale ADSs in order to permit the selling shareholders to offer the ordinary shares represented by resale ADSs for resale from time to time. Other than with respect to H.C. Wainwright & Co. LLC, or H.C. Wainwright, which acted as our placement agent in each of the July 2025, January 2023 , August 2021, July 2020, June 2020, February 2020, and January 2020 financings, and has acted as a placement agent for us in financings in September and October 2015 and December 2014, except for the ownership of the warrants and placement agent warrants issued, and the ADSs issued and issuable, pursuant to prior financings, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares represented by ADSs by each of the selling shareholders. The second column lists the number of ordinary shares represented by ADSs beneficially owned by each selling stockholder, based on its ownership of ADSs and warrants or placement agent warrants to purchase ADSs, as of September 5, 2025, assuming exercise of the warrants or placement agent warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercises. The third column lists the maximum number of ordinary shares represented by resale ADSs being offered in this prospectus by the selling shareholders. The fourth and fifth columns list the amount of ordinary shares represented by ADSs owned after the offering, by number of ordinary shares represented by ADSs and percentage of outstanding ordinary shares (assuming for the purpose of such percentage, 4,731,874,593 shares outstanding as of September 5, 2025) assuming in both cases the sale of all of the ordinary shares represented by resale ADSs offered by the selling shareholders pursuant to this prospectus, and without regard to any limitations on conversions or exercises.

Under the terms of the warrants and placement agent warrants issued in the July 2025 and January 2023 financings, a warrant holder may not exercise the warrants to the extent such exercise would cause such warrant holder, together with its affiliates, to beneficially own a number of ordinary shares which would exceed 4.99% or 9.99% of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares not yet issuable upon exercise of the warrants and placement agent warrants which have not been exercised. The number of shares does not reflect this limitation.

The selling shareholders may sell all, some or none of their ordinary shares represented by resale ADSs or placement agent warrants in the January 2023 Financings. See “Plan of Distribution.”

We will not receive any proceeds from the sale of the ADSs by the selling shareholders. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholders. However, we may receive the proceeds from any exercise of warrants if the holders do not exercise the warrants on a cashless basis. See “Use of Proceeds.”

The selling shareholders may sell all or a portion of the ordinary shares represented by ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

Selling Shareholder	Number of Ordinary Shares Owned Prior to Offering		Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus		Number of Ordinary Shares Owned After the Offering		Percentage of Ordinary Shares Owned After the Offering
Michael Vasinkevich (1)	235,898,340	(2)	18,363,000	(3)	217,535,340	(4)	4.58%
Michael Mirsky (1)	34,947,900	(5)	2,720,400	(6)	32,227,500	(7)	*
Noam Rubinstein (1)	80,931,900	(8)	6,300,000	(9)	74,631,900	(10)	1.58%
Charles Worthman (1)	3,679,200	(11)	286,500	(12)	3,392,700	(13)	*
Craig Schwabe (1)	12,415,560	(14)	966,600	(15)	11,448,960	(16)	*

*	Denotes less than 1%

(1)

Referenced person is affiliated with H.C. Wainwright & Co., LLC, or H.C. Wainwright. H.C. Wainwright is a registered broker-dealer and acted as the placement agent in the July 2025, November 2023, January 2023, December 2021, August 2021, July 2020, June 2020, January 2020, May 2019, April 2019, January 2019, March 2018, and January 2017 financings. The address of H.C. Wainwright is 430 Park Avenue, New York, NY 10022.

(2)

Represents (i) 18,363,000 ordinary shares represented by 61,210 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing, (ii) 6,733,140 ordinary shares represented by 22,444 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing, (iii) 26,442,900 ordinary shares represented by 88,143 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iv) 38,475,000 ordinary shares represented by 128,250 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (v) 33,665,700 ordinary shares represented by 112,219 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025, and (vi) 112,218,600 ordinary shares represented by 374,062 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

(3)	Represents 18,363,000 ordinary shares represented by 61,210 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing.

(4)	Represents (i) 6,733,140 ordinary shares represented by 22,444 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing, (ii) 26,442,900 ordinary shares represented by 88,143 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iii) 38,475,000 ordinary shares represented by 128,250 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (iv) 33,665,700 ordinary shares represented by 112,219 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025 and (v) 112,218,600 ordinary shares represented by 374,062 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing .

(5)	Represents (i) 2,720,400 ordinary shares represented by 9,068 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing, (ii) 997,500 ordinary shares represented by 3,325 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing, (iii) 3,917,400 ordinary shares represented by 13,058 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iv) 5,700,000 ordinary shares represented by 19,000 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (v) 4,987,500 ordinary shares represented by 16,625 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025, and (vi) 16,625,100 ordinary shares represented by 55,417 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

(6)	Represents 2,720,400 ordinary shares represented by 9,068 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing.

(7)	Represents (i) 997,500 ordinary shares represented by 3,325 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing (ii) 3,917,400 ordinary shares represented by 13,058 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iii) 5,700,000 ordinary shares represented by 19,000 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (iv) 4,987,500 ordinary shares represented by 16,625 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025 and (v) 16,625,100 ordinary shares represented by 55,417 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

(8)	Represents (i) 6,300,000 ordinary shares represented by 21,000 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing, (ii) 2,310,000,000 ordinary shares represented by 7,700 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing (iii) 9,072,000 ordinary shares represented by 30,240 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iv) 13,200,000 ordinary shares represented by 44,000 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (v) 11,550,000 ordinary shares represented by 38,500 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025, and (vi) 38,499,900 ordinary shares represented by 128,333 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

(9)	Represents 6,300,000 ordinary shares represented by 21,000 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing.

(10)	Represents (i) 2,310,000 ordinary shares represented by 7,700 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing, (ii) 9,072,000 ordinary shares represented by 30,240 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iii) 13,200,000 ordinary shares represented by 44,000 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (iv) 11,550,000 ordinary shares represented by 38,500 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025, and (v) 38,499,900 ordinary shares represented by 128,333 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

(11)	Represents (i) 286,500 ordinary shares represented by 955 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing, (ii) 105,000 ordinary shares represented by 350 ADSs issuable upon exercise of placement agent warrant issued our December 2021 financing, (iii) 412,500 ordinary shares represented by 1,375 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iv) 600,000 ordinary shares represented by 2,000 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (v) 525,000 ordinary shares represented by 1,750 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025, and (vi) 1,750,200 ordinary shares represented by 5,834 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

(12)	Represents 286,500 ordinary shares represented by 955 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing.

(13)	Represents (i) 105,000 ordinary shares represented by 350 ADSs issuable upon exercise of placement agent warrant issued our December 2021 financing, (ii) 412,500 ordinary shares represented by 1,375 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iii) 600,000 ordinary shares represented by 2,000 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (iv) 525,000 ordinary shares represented by 1,750 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025, and (v) 1,750,200 ordinary shares represented by 5,834 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

(14)	Represents (i) 966,600 ordinary shares represented by 3,222 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing, (ii) 354,360 ordinary shares represented by 1,181 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing, (iii) 1,391,700 ordinary shares represented by 4,639 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iv) 2,025,000 ordinary shares represented by 6,750 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (v) 1,771,800 ordinary shares represented by 5,906 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025, and (vi) 5,906,100 ordinary shares represented by 19,687 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

(15)	Represents 966,600 ordinary shares represented by 3,222 ADSs issuable upon exercise of placement agent warrants issued in our January 2023 financing.

(16)	Represents (i) 354,360 ordinary shares represented by 1,181 ADSs issuable upon exercise of placement agent warrants issued in our December 2021 financing, (ii) 1,391,700 ordinary shares represented by 4,639 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in November 2023, (iii) 2,025,000 ordinary shares represented by 6,750 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in August 2024, (iv) 1,771,800 ordinary shares represented by 5,906 ADSs issuable upon exercise of placement agent warrants issued in our warrant repricing transaction in April 2025, and (v) 5,906,100 ordinary shares represented by 19,687 ADSs issuable upon exercise of placement agent warrants issued in our July 2025 financing.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our Amended and Restated Articles of Association. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Amended and Restated Articles of Association, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

As of September 5, 2025, our authorized share capital consists of 20,000,000,000 ordinary shares, no par value per share, of which 4,731,874,593 are outstanding.

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights. Pursuant to Israeli securities laws, a company whose shares are traded on the TASE may not have more than one class of shares (subject to an exception which is not applicable to us), and all outstanding shares must be validly issued and fully paid. Shares and convertible securities may not be issued without the consent of the Israeli Securities Authority and the TASE and all outstanding shares must be registered for trading on the TASE.

On January 9, 2023, we effected a change in the ratio of our ADSs to ordinary shares from one (1) ADS representing thirty (30) ordinary shares to a new ratio of one (1) ADS representing three hundred (300) ordinary shares. For ADS holders, the ratio change had the same effect as a one-for-ten reverse ADS split. Unless indicated otherwise by the context, all ordinary share, option, warrant and per share amounts as well as stock prices appearing in this prospectus have been adjusted to give retroactive effect to the share split for all periods presented.

Registration Number and Purposes of the Company

Our number with the Israeli Registrar of Companies is 512022153. Our purpose is set forth in Section 3 of our Amended and Restated Articles of Association and includes every lawful purpose.

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our Amended and Restated Articles of Association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Amended and Restated Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Pursuant to the Israeli Companies Law and our Amended and Restated Articles of Association, our board of directors may exercise all powers and take all actions that are not required under law or under our Amended and Restated Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Our Amended and Restated Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

Dividends

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless such company’s articles of association provide otherwise. Our Amended and Restated Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, we may only distribute dividends from our profits accrued over the previous two years, as defined in the Israeli Companies Law, according to our then last reviewed or audited financial reports, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Election of Directors

Our Amended and Restated Articles of Association provide that the maximum number of members of the Board of Directors is 13. The Board of Directors is presently comprised of six members.

In February 2020, a special general meeting of our shareholders approved an amendment to the our Amended and Restated Articles of Association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors as nearly equal in number as practicable, which are appointed for fixed terms of office in accordance with the Israeli Companies Law and our Amended and Restated Articles of Association, as follows: (i) the term of office of the initial Class I directors expired at the first annual general meeting of our shareholders held in 2020 and when their successors were elected and qualified, (ii) the term of office of the initial Class II directors expired at the annual general meeting of our shareholders held in 2021, and (iii) the term of office of the initial Class III directors expired at the annual general meeting of our shareholders held in 2022.

Directors (other than external directors), may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, commencing with the annual general meeting of our shareholders held in 2021, each of the successors elected to replace the directors of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

If the number of directors (excluding external directors) that constitutes the Board of Directors is hereafter changed, the then- serving directors shall be re-designated to other classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent director.

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Directors, Class II Directors and Class III Directors. Abraham Sartani serves as our Class I Director until the close of the annual meeting to be held in 2026; Dr. Pnina Fishman and Mr. Guy Regev serve as our Class III Directors until the close of the annual meeting to be held in 2025; and we currently have a vacancy for our Class II Director.

Any amendment, replacement or suspension of our Amended and Restated Articles of Association regarding the election of directors, as described above, require a majority of 65% of the voting power represented at the general meeting of our shareholders in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that such majority constitutes more than 20% of our then issued and outstanding share capital.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director (if required), as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

Shareholder Meetings

Under Israeli Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law and our Amended and Restated Articles of Association provide that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (1) 5% of our outstanding shares and 1% of our outstanding voting power or (2) 5% of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. Furthermore, the Israeli Companies Law and our Amended and Restated Articles of Association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our Amended and Restated Articles of Association;

●	appointment or termination of our auditors;

●	appointment of directors and appointment and dismissal of external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;

●	director compensation, indemnification and change of the principal executive officer;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our Board of Director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Israeli Companies Law does not allow shareholders of publicly traded companies to approve corporate matters by written consent. Consequently, our Amended and Restated Articles of Association does not allow shareholders to approve corporate matters by written consent.

Pursuant to our Amended and Restated Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting.

Quorum

The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Resolutions

Our Amended and Restated Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties;

●	an approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by written ballot;

●	authorizing the chairman of the board of directors or his relative to act as our chief executive officer or act with such authority; or authorize our chief executive officer or his relative to act as the chairman of the board of directors or act with such authority; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. Our Amended and Restated Articles of Association provide that our board of directors may prevent voting by means of a written ballot and this determination is required to be stated in the notice convening the general meeting.

The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing our registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under such company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Under the Israeli Companies Law, unless provided otherwise in a company’s articles of association, a resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Israeli Companies Law, all shareholders of a company generally have the right to review minutes of our general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israel Securities Authority. Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of our shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender or not, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of our issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to our outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to our outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Amended and Restated Articles of Association which requires the prior approval of the holders of a majority of our shares at a general meeting. In addition, the rules and regulations of the TASE also limit the terms permitted with respect to a new class of shares and prohibit any such new class of shares from having voting rights. Shareholders voting in such meeting will be subject to the restrictions provided in the Israeli Companies Law as described above.

Borrowing Powers

Under the Israeli Companies Law and our Amended and Restated Articles of Association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

Changes in Capital

Our Amended and Restated Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits and, in certain circumstances, an issuance of shares for less than their nominal value, require the approval of both our board of directors and an Israeli court.

Description of American Depositary Shares

The Bank of New York Mellon, as Depositary, will register and deliver ADSs. Each ADS will represent three hundred (300) ordinary shares (or a right to receive three hundred (300) ordinary shares) deposited with the principal Tel Aviv office of Bank Hapoalim, as custodian for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having ADSs registered in your name in the Direct Registration System, or DRS, or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, or an ADS holder. The description in this section assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company, or DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Deposit Agreement, or the Deposit Agreement, among us, the Depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADS. Directions on how to obtain copies of those documents are provided under “Where You Can Find More Information”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

●	Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

●	Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	Shares. The Depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The Depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

●	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary may make these rights available to ADS holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

●	If the Depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

●	U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver restricted Depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

●	Other Distributions. The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practicable. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The Depositary is not responsible if it decides that it is unlawful or impracticable to make a distribution available to any ADS holders.

We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impracticable for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the Depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary to vote the number of deposited shares their ADSs represent. The Depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. To do so, however, you would need to know about the meeting sufficiently in advance to withdraw the shares.

The Depositary will try, as far as practical, subject to the laws of Israel and of our Amended and Restated Articles of Association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The Depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agreed under the Deposit Agreement to give the Depositary notice of any such meeting and details concerning the matters to be voted upon not less than 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must

pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	●	Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS	●	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders

$.05 (or less) per ADSs per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares

Expenses of the Depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement)

	●	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	●	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for expenses and/or share revenue with us from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of the establishment and maintenance of the ADS program. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:
●	Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the Depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

●	Reclassify, split up or consolidate any of the deposited securities

●	Distribute securities on the shares that are not distributed to you	The Depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

●	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement, as amended.

How may the Deposit Agreement be terminated?

The Depositary will terminate the Deposit Agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the Deposit Agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the Depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the Depositary and its agents will do the following under the Deposit Agreement, but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to ADS Holders

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

●	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the Deposit Agreement;

●	are not liable if we or it exercises discretion permitted under the Deposit Agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the Depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADSs

Subject to the provisions of the Deposit Agreement, the Depositary may issue ADSs before deposit of the underlying shares. This is called a pre-release of ADSs. The Depositary may also deliver shares prior to the receipt and cancellation of pre-released ADSs even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive ADSs instead of shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions:

●	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the Depositary in writing that it or its customer, as the case may be, (i) owns the shares or ADSs to be remitted, (ii) will assign all beneficial rights, title and interest in the ADSs or shares to the Depositary and for the benefit of the ADS holders, and (iii) will not take any action with respect to the ADSs or shares that is inconsistent with the assignment of beneficial ownership (including, without the consent of the Depositary, disposing of the ADSs or shares) other than in satisfaction of the pre-release;

●	the pre-release must be fully collateralized with cash or collateral that the Depositary considers appropriate; and

●	the Depositary must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to whatever indemnities and credit regulations that the Depositary considers appropriate. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. At our instruction, a pre-release may be discontinued entirely.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the Depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register ADS Holders

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The Depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Disclosure of Beneficial Ownership

We may from time to time request that ADS holders provide information as to the capacity in which they hold ADSs or a beneficial interest in such ADSs and regarding the identity of any other persons then or previously having a beneficial interest in ADSs, and the nature of such interest and various other matters. ADS holders agree to provide such information reasonably requested by us pursuant to the Deposit Agreement. The Depositary agrees to comply with reasonable written instructions received from time to time from us requesting that the Depositary forward any such written requests to the Owners and to forward to us any such responses to such requests received by the Depositary.

Each ADS holder agrees to comply with any applicable provision of Israeli law with regard to the notification to us of the holding or proposed holding of certain interests in the underlying ordinary shares and the obtaining of certain consents, to the same extent as if such ADS holder were a registered holder or beneficial owner of the underlying ordinary shares. The Depositary is not required to take any action with respect to such compliance on behalf of any ADS holder, including the provision of the notifications described below.

As of the date of the Deposit Agreement, under Israeli law, persons who hold a direct or indirect interest in 5% or more of the voting securities of us (including persons who hold such an interest through the holding of ADSs) are required to give written notice of their interest and any subsequent changes in their interest to us within the timeframes set forth in Israeli law. The foregoing is a summary of the relevant provision of Israeli law and does not purport to be a complete review of this or other provisions that may be applicable to ADS holders. We undertake no obligation to update this summary in the future.

Description of the Warrants

July 2025 Warrants

Pre-Funded Warrants

The following is a summary of the material terms and provisions of the pre-funded warrants, or the July 2025 Pre-Funded Warrants, issued in the July 2025 Offering. This summary is subject to and qualified in its entirety by the form of July 2025 Pre-Funded Warrants, which has been provided to the investor in the July 2025 Offering. Prospective investors should carefully review the terms and provisions of the form of the July 2025 Pre-Funded Warrants for a complete description of the terms and conditions of the July 2025 Pre-Funded Warrants.

Duration, Exercise Price and Form. Each July 2025 Pre-Funded Warrant offered hereby will have an initial exercise price per ADS equal to $0.001. The July 2025 Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the July 2025 Pre-Funded Warrants are exercised in full. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs and the exercise price. The July 2025 Pre-Funded Warrants will be issued separately from the accompanying Common Warrants and may be transferred separately immediately thereafter. The July 2025 Pre-Funded Warrants will be issued in certificated form only.

Exercisability. The July 2025 Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). Purchasers of the July 2025 Pre-Funded Warrants in this offering may elect to deliver their exercise notice following the pricing of the offering and prior to the issuance of the July 2025 Pre-Funded Warrants at closing to have their July 2025 Pre-Funded Warrants exercised immediately upon issuance and receive ADSs underlying the July 2025 Pre-Funded Warrants upon closing of this offering. A holder (together with its affiliates) may not exercise any portion of the July 2025 Pre-Funded Warrants to the extent that the holder would own more than 4.99% of the outstanding Ordinary Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s July 2025 Pre-Funded Warrants up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the July 2025 Pre-Funded Warrants. Purchasers of July 2025 Pre-Funded Warrants in this offering may also elect prior to the issuance of the July 2025 Pre-Funded Warrants to have the initial exercise limitation set at 9.99% of our outstanding Ordinary Shares.

Fractional Shares. No fractional ADSs will be issued in connection with the exercise of a July 2025 Pre-Funded Warrant. In lieu of fractional ADSs, we will either round up to the nearest whole number or pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Cashless Exercise. If, at the time a holder exercises its July 2025 Pre-Funded Warrant, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the July 2025 Pre-Funded Warrants.

Transferability. Subject to applicable laws, a July 2025 Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the July 2025 Pre-Funded Warrant to us together with the appropriate instruments of transfer.

Exchange Listing. There is no trading market available for the July 2025 Pre-Funded Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the July 2025 Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder. Except as otherwise provided in the July 2025 Pre-Funded Warrants or by virtue of such holder’s ownership of our ADSs, the holders of the July 2025 `Pre-Funded Warrants do not have the rights or privileges of holders of our ADSs, including any voting rights, until they exercise their July 2025 Pre-Funded Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the July 2025 Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of 50% or more of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% or more of the voting power represented by our outstanding Ordinary Shares, the holders of the July 2025 Pre-Funded Warrants will be entitled to receive upon exercise of the July 2025 Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the July 2025 Pre-Funded Warrants immediately prior to such fundamental transaction.

Common Warrants

The following is a summary of the material terms and provisions of the common warrants, or the July 2025 Common Warrants, issued in the July 2025 Offering. This summary is subject to and qualified in its entirety by the form of July 2025 Common Warrants, which has been provided to the investor in the July 2025 Offering. Prospective investors should carefully review the terms and provisions of the form of the July 2025 Common Warrants for a complete description of the terms and conditions of the July 2025 Common Warrants.

Duration, Exercise Price and Form. Each July 2025 Common Warrant offered hereby will have an initial exercise price per ADS equal to $0.60. The July 2025 Common Warrants will be exercisable immediately upon issuance and will expire on the two year anniversary of the date of issuance. The exercise price and number of ADSs issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ADSs and the exercise price. The July 2025 Common Warrants will be issued separately from the ADSs or Pre-Funded Warrants, as applicable, and will be held separately immediately thereafter. Two July 2025 Common Warrants, each to purchase one ADS will be issued for every ADS or Pre-Funded Warrant purchased in this offering. The July 2025 Common Warrants will be issued in certificated form only.

Exercisability. The July 2025 Common Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the July 2025 Common Warrants to the extent that the holder would own more than 4.99% of the outstanding Ordinary Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding Ordinary Shares after exercising the holder’s July 2025 Common Warrant up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the July 2025 Common Warrant. No July 2025 Common Warrants exercisable for a fractional ADS will be issued in this offering.

Cashless Exercise. If, at the time a holder exercises its July 2025 Common Warrant, a registration statement registering the issuance of the ADSs underlying the July 2025 Common Warrant under the Securities Act is not then effective or available and an exemption from registration under the Securities Act is not available for the issuance of such ADSs, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the July 2025 Common Warrants.

Fractional Shares. No fractional ADSs will be issued upon the exercise of the July 2025 Common Warrant. In lieu of fractional ADSs, we will either round up to the nearest whole number or pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Transferability. Subject to applicable laws, a July 2025 Common Warrant may be transferred at the option of the holder upon surrender of the July 2025 Common Warrants to us together with the appropriate instrument of transfer.

Exchange Listing. There is no established public trading market for the July 2025 Common Warrants, and we do not expect a market to develop. In addition, we do not intend to list the July 2025 Common Warrants on any securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the July 2025 Common Warrants will be limited.

Right as a Stockholder. Except as otherwise provided in the July 2025 Common Warrants or by virtue of such holder’s ownership of ADSs, the holders of the July 2025 Common Warrants do not have the rights or privileges of holders of our ADSs, including any voting rights, until they exercise their July 2025 Common Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the form of July 2025 Common Warrants, and generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of 50% or more of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% or more of the voting power represented by our outstanding Ordinary Shares, the holders of the July 2025 Common Warrants will be entitled to receive upon exercise of the July 2025 Common Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the July 2025 Common Warrants immediately prior to such fundamental transaction. In addition, in certain circumstances, upon a fundamental transaction, the holder of a July 2025 Common Warrant will have the right to require us to repurchase its July 2025 Common Warrants at the Black-Scholes value; provided, however, that, if the fundamental transaction is not within our control, including not approved by our board of directors, then the holder will only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black-Scholes value of the unexercised portion of July 2025 Common Warrant that is being offered and paid to the holders of our ADSs in connection with the fundamental transaction.

Placement Agent Warrants

The following is a summary of the material terms and provisions of the placement agent warrants, or the July 2025 Placement Agent Warrants, issued in the July 2025 Offering. This summary is subject to and qualified in its entirety by the form of July 2025 Placement Agent Warrants, which has been provided to the investor in the July 2025 Offering. Prospective investors should carefully review the terms and provisions of the form of the July 2025 Placement Agent Warrants for a complete description of the terms and conditions of the July 2025 Placement Agent Warrants.

Duration and Exercise Price. The July 2025 Placement Agent Warrants are exercisable as of July 29, 2025 and have an exercise price of $0.75 per ADS. The July 2025 Placement Agent Warrants will expire on July 29, 2027. The exercise prices and numbers of ordinary shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, subsequent rights offerings or similar events affecting our ordinary shares.

Exercisability. The July 2025 Placement Agent Warrants is exercisable at any time after July 29, 2025 until 5:00 p.m. (New York City time) on July 29, 2027. A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would own more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding ordinary shares after exercising the holder’s July 2025 Placement Agent Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the July 2025 Placement Agent Warrants.

Cashless Exercise. If after July 29, 2025, there is no effective registration statement registering, or no current prospectus available for, the resale of the July 2025 Placement Agent Warrants, the holder may elect to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the warrant.

Fundamental Transactions. In the event of any fundamental transaction, as described in the July 2025 Placement Agent Warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our ordinary shares, then upon any subsequent exercise of a July 2025 Placement Agent Warrants, the holder will have the right to receive as alternative consideration, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of common shares of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of ordinary shares for which the July 2025 Placement Agent Warrants is exercisable immediately prior to such event. Additionally, in the event of any fundamental transaction, upon the holder’s option, our company or any successor entity will purchase the July 2025 Placement Agent Warrant from the holder by paying an amount of cash equal to the Black Scholes Value (as defined in the July 2025 Placement Agent Warrant) of the remaining unexercised portion of the July 2025 Placement Agent Warrant on the date of the consummation of such fundamental transaction.

Transferability. In accordance with its terms and subject to applicable laws, a July 2025 Placement Agent Warrant may be transferred at the option of the holder upon surrender of the July 2025 Placement Agent Warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Fractional Shares. No fractional ordinary shares will be issued upon the exercise of the July 2025 Placement Agent Warrants. Rather, the number of ordinary shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for any of the July 2025 Placement Agent Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for any of the warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the July 2025 Placement Agent Warrants will be limited.

Rights as Stockholder. Except as otherwise provided in the July 2025 Placement Agent Warrants or by virtue of the holders’ ownership of ordinary shares, the holders of July 2025 Placement Agent Warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until such July 2025 Placement Agent Warrant holders exercise their warrants.

January 2023 Warrants

The following is a summary of the material terms and provisions of the Placement Agent Warrants issued in the January 2023 Offerings. This summary is subject to and qualified in its entirety by the form of Placement Agent Warrants, which has been provided to the investor in the January 2023 Offerings. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the Placement Agent Warrants.

Duration and Exercise Price. The Placement Agent Warrants in the January 2023 Offerings have an exercise price of $6.875 per ADS. The Series A and Series B Warrants will be immediately exercisable upon issuance. The Placement Agent Warrants have a term of five years from the date of issuance. The exercise prices and numbers of ordinary shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, subsequent rights offerings or similar events affecting our ordinary shares. Placement Agent Warrants will be issued in certificated form only.

Exercisability. The Placement Agent Warrant is exercisable at any time after January 13, 2021 until 5:00 p.m. (New York City time) on January 11, 2028. A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would own more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding ordinary shares after exercising the holder’s Placement Agent Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Placement Agent Warrants. The investor in the January 2023 Offerings may also elect prior to the issuance of Placement Agent Warrants to have the initial exercise limitation set at 9.99% of our outstanding ordinary shares.

Cashless Exercise. If after January 13, 2023, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant ADSs, the holder may elect to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the warrant.

Fundamental Transactions. In the event of any fundamental transaction, as described in the Placement Agent Warrant and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our ordinary shares, then upon any subsequent exercise of a Placement Agent Warrant, the holder will have the right to receive as alternative consideration, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of common shares of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of ordinary shares for which the Placement Agent Warrant is exercisable immediately prior to such event.

Additionally, in the event of any fundamental transaction, upon the holder’s option, our company or any successor entity will purchase the Placement Agent Warrant from the holder by paying an amount of cash equal to the Black Scholes Value (as defined in the Placement Agent Warrant) of the remaining unexercised portion of the Placement Agent Warrant on the date of the consummation of such fundamental transaction.

Transferability. In accordance with its terms and subject to applicable laws, a Placement Agent Warrant may be transferred at the option of the holder upon surrender of the Placement Agent Warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Fractional Shares. No fractional ordinary shares will be issued upon the exercise of the Placement Agent Warrants. Rather, the number of ordinary shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for any of the Placement Agent Warrants, and we do not expect a market to develop. We do not intend to apply for a listing for any of the warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Placement Agent Warrants will be limited.

Rights as Stockholder. Except as otherwise provided in the Placement Agent Warrants or by virtue of the holders’ ownership of ordinary shares, the holders of Placement Agent Warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until such Placement Agent Warrant holders exercise their warrants.

PLAN OF DISTRIBUTION

We are registering the ordinary shares represented by resale ADSs issuable upon exercise of the placement agent warrants issued in our January 2023 financing to permit the resale of these ordinary shares represented by resale ADSs by the selling shareholders of these warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares represented by resale ADSs other than proceeds from the cash exercise of the placement agent warrants. We will bear all fees and expenses incident to our obligation to register the ordinary shares represented by resale ADSs.

The selling shareholders may sell all or a portion of the ordinary shares represented by resale ADSs beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ordinary shares represented by resale ADSs are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares represented by resale ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales;

●	sales pursuant to Rule 144;

●	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ordinary shares represented by resale ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ordinary shares represented by resale ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of ordinary shares represented by resale ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ordinary shares represented by resale ADSs in the course of hedging in positions they assume. The selling shareholders may also sell ordinary shares represented by resale ADSs short and deliver ordinary shares represented by resale ADSs covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge ordinary shares represented by resale ADSs to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the placement agent warrants or resale ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares represented by resale ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares represented by resale ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the ordinary shares represented by resale ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares represented by resale ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares represented by resale ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker- dealers.

Under the securities laws of some states ordinary shares represented by resale ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states ordinary shares represented by resale ADSs may not be sold unless such ordinary shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares represented by resale ADSs registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares represented by resale ADSs by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares represented by resale ADSs to engage in market-making activities with respect to the ordinary shares represented by resale ADSs. All of the foregoing may affect the marketability of the ordinary shares represented by resale ADSs and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares represented by resale ADSs.

We will pay all expenses of the registration of the ordinary shares represented by resale ADSs, estimated to be $100,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares represented by resale ADSs will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Greenberg Traurig, P.A., Tel Aviv, Israel, has passed upon certain legal matters regarding the securities offered hereby under U.S. law, and Doron, Tikotzky, Kantor, Gutman, Ness, Amit Gross and Co., Bnei Brak, Israel, has passed upon certain legal matters regarding the securities offered hereby under Israeli law. If the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Can-Fite BioPharma Ltd., appearing in Can-Fite BioPharma Ltd.’s Annual Report (Form 20-F) for the year ended December 31, 2024, have been audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ordinary shares represented by ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and the ADSs. Our SEC filings, including the registration statement, are also available to you on the SEC’s Web site at http://www.sec.gov.

In addition, since our ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. On March 31, 2014, we transitioned solely to U.S. reporting standards in accordance with an applicable exemption under the Israel Securities Law. Copies of our SEC filings and submissions are submitted to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements we file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

(1)	Our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 14, 2025;

(2)

our Reports of Foreign Private Issuer on Form 6-K filed with the SEC on April 14, 2025, April 14, 2025, April 14, 2025, April 15, 2025, April 17, 2025, May 5, 2025, May 16, 2025, June 16, 2025, June 23, 2025, June 30, 2025, July 28, 2025, July 28, 2025, July 29, 2025, July 30, 2025 and August 28, 2025 (in each case, to the extent expressly incorporated by reference into our effective registration statements); and

(3)	The description of our ordinary shares contained in Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 14, 2025, including any amendment or report filed with the SEC for the purpose of updating such description.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address:

Can-Fite BioPharma Ltd.
26 Ben Gurion Street Ramat Gan 5257346 Israel
Tel: + 972 3 924-1114
Email: info@canfite.com
Attention: Investor Relations

You also may access the incorporated reports and other documents referenced above on our website at www.canfite.com. The information contained on, or that can be accessed through, our website is not part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiary, our directors and officers and the Israeli experts, if any, named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts, if any, are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time- consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following conditions are met:

●	subject to limited exceptions, the judgment is final and non-appealable;

●	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

●	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

●	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

We have appointed Puglisi& Associates as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

             , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our Articles of Association contain such a provision. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or a criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent; and

●	a financial liability imposed on the office holder in favor of another person pursuant to a judgment, including a compromise judgment or arbitrator judgment approved by a court.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

●	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of an office holder;

●	a breach of duty of loyalty to the company, provided the director or officer or office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

●	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, civil fine, monetary sanction or random levied against the office holder.

Under the Israeli Companies Law, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders. Our directors and officers are currently covered by a directors and officers’ liability insurance policy with respect to specified claims. To date, no claims for liability have been filed under this policy. In addition, we have entered into indemnification agreements with each of our directors and officers and the directors and officers of our subsidiary providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiary’s directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all unregistered securities of ours sold by us within the past three years (i.e., since June 30, 2022, up to the date of this registration statement) which were not registered under the Securities Act:

On January 13, 2023, we sold to an institutional investor 300,000,000 ordinary shares represented by 1,000,000 ADSs, at a purchase price of $5.50 per ADS, in a registered direct offering. In a concurrent private placement, we also issued pre-funded warrants to purchase up to an aggregate of 109,091,100 ordinary shares represented by 363,637 ADS, at the same purchase price as in the registered direct offering. We also issued unregistered Series A warrants to purchase up to an aggregate of 409,091,100 ordinary shares represented by 1,363,637 ADSs at an exercise price of $6.00 per share and Series B warrants to purchase up to an aggregate of 409,091,100 ordinary shares represented by 1,363,637 ADSs at an exercise price of $5.50 per share. In addition, issued 28,636,500 ordinary shares represented by 95,455 ADSs issuable upon the exercise of placement agent warrants for an exercise price of $6.875 per share.

On November 21, 2023, we entered into an inducement offer letter agreement, or the Inducement Letter, with a certain holder, or the Holder, of certain of our existing warrants to purchase up to (i) 1,363,637 ADSs representing 409,091,100 ordinary shares issued in January 2023 at an exercise price of $6.00 per ADS, or the January 2023 Warrants, and (ii) 600,000 ADSs representing 180,000,000 ordinary shares issued in December 2021 at an exercise price of $5.50 per ADS, or the December 2021 Warrants and together with the January 2023 Warrants, the November 2023 Exercised Warrants. Pursuant to the Inducement Letter, the Holder agreed to exercise for cash the November 2023 Exercised Warrants to purchase an aggregate of 1,963,637 ADSs representing 589,091,100 ordinary shares at a reduced exercise price of $1.53 per ADS in consideration of our agreement to issue new warrants to purchase ADSs to purchase up to an aggregate of 3,927,274 ADSs representing 1,178,182,200 ordinary shares at an exercise price of $1.75 per ADS (subject to adjustment as set forth therein). In addition, we also agreed to reduce the exercise price of certain series B warrants to purchase 1,363,637 ADSs representing 409,091,100 ordinary shares issued on January 13, 2023 and held by the Holder from $5.50 per ADS to $1.75 per ADS and extend the term of such series B warrants to twenty months from the closing date of the transactions contemplated by the Inducement Letter. We paid an aggregate of approximately $386,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 137,455 ADS on the same terms as the warrant.

In March 2024, we issued 50,000 ADSs representing 15,000,000 ordinary shares to a consultant as partial consideration for services to be rendered to us.

On August 8, 2024, we entered into an inducement offer letter agreement, or the Inducement Letter, with a certain holder, or the Holder, of certain of our existing warrants to purchase up to (i) 1,363,637 ADSs representing 409,091,100 ordinary shares issued in January 2023 at an exercise price of $1.75 per ADS, or the January 2023 Warrants, and (ii) 1,493,506 ADSs representing 448,051,800 ordinary shares issued in November 2023 at an exercise price of $1.75 per ADS, or the November 2023 Warrants and together with the January 2023 Warrants, the August 2024 Exercised Warrants. Pursuant to the Inducement Letter, the Holder agreed to exercise for cash the August 2024 Exercised Warrants to purchase an aggregate of 2,857,143 ADSs representing 857,142,900 ordinary shares at an exercise price of $1.75 per ADS in consideration of our agreement to issue new warrants to purchase ADSs to purchase up to an aggregate of 5,714,286 ADSs representing 1,714,285,800 ordinary shares at an exercise price of $2.25 per ADS (subject to adjustment as set forth therein). We paid an aggregate of approximately $386,000 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase 200,000 ADSs representing 60,000,000 ordinary shares at an exercise price of $2.1875 per ADS and are exercisable from the date of issuance until the five year anniversary of such date.

The privately placed securities above were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder since, among other things, the transactions did not involve a public offering and the securities were acquired for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Association of Can-Fite BioPharma Ltd (1)

4.1	Form of Amended and Restated Deposit Agreement, by and among Can-Fite BioPharma Ltd., The Bank of New York Mellon and the Owners and Holders of American Depositary Shares, dated September 11, 2013 (2)

5.1.1	Opinion of Doron, Tikotzky, Kantor, Gutman, Ness, Amit Gross and Co., Israeli counsel to the Registrant**

5.1.2	Opinion of Doron, Tikotzky, Kantor, Gutman, Ness, Amit Gross and Co., Israeli counsel to the Registrant**

5.2	Opinion of Greenberg Traurig, P.A., U.S. counsel to the Registrant**

10.1#	Employment and Non-Competition Agreement with Motti Farbstein, dated June 10, 2003 (3)

10.2	Consulting Agreement with BioStrategics Consulting, Ltd, dated September 27, 2005 (3)

10.3	Service Management Agreement with F.D. Consulting International and Marketing Ltd., dated June 27, 2002 (3)

10.4	Master Services Agreement with Accellient Partners, dated May 10, 2010 (3)

10.5	License Agreement, by and between The University of Leiden and Can-Fite BioPharma Ltd., dated November 2, 2009 (3)

10.6	License Agreement, by and between Kwang Dong Pharmaceutical Co., Ltd. and Can-Fite BioPharma Ltd., dated December 14, 2008 (3)

10.7#	Can-Fite BioPharma Ltd. 2003 Israeli Share Option Plan (3)

10.8#	Can-Fite BioPharma Ltd. 2013 Israeli Share Option Plan (4)

10.9#	Can-Fite BioPharma Ltd. 2023 Israeli Share Option Plan (21)

10.10#	Compensation Policy of Can-Fite BioPharma Ltd. (19)

10.11	Distribution and Supply Agreement between Can-Fite BioPharma Ltd. and Cipher Pharmaceuticals Inc. dated as of March 20, 2015 (4)†

10.12	Distribution Agreement between Can-Fite BioPharma Ltd. and Chong Kun Dang Pharmaceutical Corp. dated as of October 25, 2016 (5)†

10.13	Form of Warrant Exercise Agreement dated as of January 9, 2020 between Can-Fite BioPharma Ltd. and the investors listed therein (11)

10.14	Form of Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2020 (11)

10.15	Form of Securities Purchase Agreement dated as of February 10, 2020, between Can-Fite BioPharma Ltd. and the investors listed therein (12)

10.16	Form of Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (12)

10.17	Form of Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (12)

10.18	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on February 12, 2020 (12)

10.19	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (13)

10.20	Form of Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (14)

10.21	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on June 12, 2020 (13)

10.22	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 8, 2020 (14)

10.23	Form of Securities Purchase Agreement dated as of June 10, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (13)

10.24	Form of Securities Purchase Agreement dated as of July 5, 2020 by and between Can-Fite BioPharma Ltd. and the Purchasers signatory thereto (14)

10.25	Form of Securities Purchase Agreement dated as of August 11, 2021 between Can-Fite BioPharma Ltd. and the investor listed therein (15)

10.26	Form of Pre-Funded Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (15)

10.27	Form of Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (15)

10.28	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 16, 2021 (15)

10.29	Form of Warrant Exercise Agreement issued by Can-Fite BioPharma Ltd. on December 23, 2021 (16)

10.30	Form of Private Placement Warrants issued by Can-Fite BioPharma Ltd. on December 23, 2021 (16)

10.31	Form of Registered Direct Offering Securities Purchase Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (18)

10.32	Form of PIPE Securities Purchase Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (18)

10.33	Form of Registered Direct Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (18)

10.34	Form of Series A and Series B Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (18)

10.35	Form of Private Placement Pre-funded Warrant issued by Can-Fite BioPharma Ltd. on January 13, 2023 (18)

10.36	Form of Registration Rights Agreement dated January 11, 2023, between Can-Fite BioPharma Ltd. and the investor listed therein (18)

10.37	Form of Inducement Letter dated November 21, 2023 (20)

10.38	Form of Warrant issued by Can-Fite BioPharma Ltd. on November 24, 2023 (20)

10.39	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on November 24, 2023 (20)

10.40	Form of Inducement Letter dated August 8, 2024 (22)

10.41	Form of Warrant issued by Can-Fite BioPharma Ltd. on August 12, 2024 (22)

10.42	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on August 12, 2024 (22)

10.43	Form of At The Market Offering Agreement, dated August 30, 2024, between Can-Fite BioPharma Ltd. and H.C. Wainwright & Co., LLC (23)

10.44	Form of Common Warrant issued by Can-Fite BioPharma Ltd. on July 28, 2025 (24)

10.45	Form of Pre-Funded Warrant issued by Can-Fite BioPharma Ltd. on July 28, 2025 (24)

10.46	Form of Placement Agent Warrant issued by Can-Fite BioPharma Ltd. on July 28, 2025 (24)

21.1	List of Subsidiaries of Can-Fite BioPharma Ltd. (17)

23.1	Consent of Independent Registered Public Accounting Firm**

23.2	Consent of Doron, Tikotzky, Kantor, Gutman, Ness, Amit Gross and Co. (included in Exhibit 5.1.1)**

23.3	Consent of Doron, Tikotzky, Kantor, Gutman, Ness, Amit Gross and Co. (included in Exhibit 5.1.2)**

23.4	Opinion of Greenberg Traurig, P.A. (included in Exhibit 5.2)**

24.1	Power of Attorney (included in signature page)**

*	Filed herewith.

**	Previously filed.

†	Certain confidential information contained in this exhibit was omitted by means of redacting a portion of the text and replacing it with [...]. This exhibit has been filed separately with the Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934 and Rule 406 of the Securities Act.

(1)	Incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on April 14, 2025.

(2)	Incorporated herein by reference to the Registration Statement on Form 8-A filed with the SEC on November 15, 2013.

(3)	Incorporated herein by reference to Amendment No. 1 to the Registration Statement on Form 20-F filed with the SEC on September 10, 2013.

(4)	Incorporated herein by reference to Annual Report on Form 20-F filed with the SEC on March 27, 2015.

(5)	Incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on March 30, 2017.

(6)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 20, 2017.

(7)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on February 15, 2019.

(8)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 3, 2019.

(9)	Incorporated herein by reference to Report on Form 6-K filed with the SEC on May 22, 2019.

(10)	Incorporated herein by reference to Registration Statement on Form F-1 filed with the SEC on May 28, 2019.

(11)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 10, 2020.

(12)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on February 12, 2020.

(13)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on June 12, 2020.

(14)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on July 8, 2020.

(15)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 16, 2021.

(16)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on December 23, 2021.

(17)	Incorporated herein by reference to the Annual Report on Form 20- F filed with the SEC on March 24, 2022.

(18)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 13, 2023.

(19)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on January 13, 2023.

(20)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on November 22, 2023.

(21)	Incorporated herein by reference to the Annual Report on Form 20-F filed with the SEC on March 28, 2024.

(22)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 12, 2024.

(23)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on August 30, 2024.

(24)	Incorporated herein by reference to the Report on Form 6-K filed with the SEC on July 29, 2025.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, the registrant is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 9. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F- 3.

(5)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ramat-Gan, State of Israel on this 8th day of September, 2025.

CAN-FITE BIOPHARMA LTD.

By:	/s/ Motti Farbstein
Name:	Motti Farbstein
Title:	Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Motti Farbstein	Chief Executive Officer, Chief Financial Officer and Chief Operating Officer	September 8, 2025
Motti Farbstein	(principal executive officer, principal financial officer and principal accounting officer)

/s/ Pnina Fishman, Ph.D.	Chairman of the Board	September 8, 2025
Pnina Fishman, Ph.D.

*	Director	September 8, 2025
Guy Regev

*	Director	September 8, 2025
Abraham Sartani, M.D.

*	Director	September 8, 2025
Yoseph Borenstein

*	Director	September 8, 2025
Yaacov Goldman

*By	/s/ Motti Farbstein
Motti Farbstein
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Can-Fite BioPharma Ltd., has signed this registration statement on September 8, 2025.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized Representative